# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD REAL ESTATE INCOME TRUST INC., CIK 0001713407
CUSIP: 000000000
Title of class of securities: Class I, Class S, Class D and Class T common stock, par value $0.01 per share; Class C and Class E common stock, no par value per share
Address of issuer's principal executive offices: Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York (NY), 10281
Date of event which requires filing of this statement: 04/20/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 31,010,305; sole dispositive power 0; shared dispositive power 404,159; aggregate amount beneficially owned 31,010,305 (33.9% of the class)
  Comment: Ownership percentage based upon 91,466,994 outstanding shares of the Issuer's common stock as of April 20, 2026, based on information provided by the Issuer.
- BROOKFIELD WEALTH SOLUTIONS LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,606,146; sole dispositive power 0; shared dispositive power 30,606,146; aggregate amount beneficially owned 30,606,146 (33.46% of the class)
  Comment: Ownership percentage based upon 91,466,994 outstanding shares of the Issuer's common stock as of April 20, 2026, based on information provided by the Issuer.
- BUSI II-C L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,606,146; sole dispositive power 0; shared dispositive power 30,606,146; aggregate amount beneficially owned 30,606,146 (33.46% of the class)
  Comment: Ownership percentage based upon 91,466,994 outstanding shares of the Issuer's common stock as of April 20, 2026, based on information provided by the Issuer.
- BUSI II GP-C LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,606,146; sole dispositive power 0; shared dispositive power 30,606,146; aggregate amount beneficially owned 30,606,146 (33.46% of the class)
  Comment: Ownership percentage based upon 91,466,994 outstanding shares of the Issuer's common stock as of April 20, 2026, based on information provided by the Issuer.
- BIM CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 74,789; sole dispositive power 0; shared dispositive power 74,789; aggregate amount beneficially owned 74,789 (0.08% of the class)
  Comment: Ownership percentage based upon 91,466,994 outstanding shares of the Issuer's common stock as of April 20, 2026, based on information provided by the Issuer.
- BROOKFIELD REIT ADVISER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 329,370; sole dispositive power 0; shared dispositive power 329,370; aggregate amount beneficially owned 329,370 (0.36% of the class)
  Comment: Ownership percentage based upon 91,466,994 outstanding shares of the Issuer's common stock as of April 20, 2026, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class I, Class S, Class D and Class T common stock, par value $0.01 per share; Class C and Class E common stock, no par value per share
Name of issuer: BROOKFIELD REAL ESTATE INCOME TRUST INC.
Address of issuer's principal executive offices: Brookfield Place, 225 Liberty Street, 8th Floor, New York, New York (NY), 10281
Comment:
EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D initially filed on December 2, 2025 (the "Original Schedule 13D") by Brookfield Corporation, BUSI II GP-C LLC, BUSI II-C L.P. BIM Capital LLC Brookfield REIT Adviser LLC and other Brookfield entities, as amended by that Amendment No. 1 to the Original Schedule 13D filed on December 23, 2025 (collectively, the "Schedule 13D"). The purpose of filing this Amendment No. 2 is to reflect an internal reorganization which will add Brookfield Wealth Solutions Ltd. as a reporting person and to remove all other Brookfield entities that were included on Amendment No. 1 but are not part of this Amendment Number 2. This includes Brookfield Holdings Canada Inc., Brookfield Corporate Treasury Ltd., Brookfield Oaktree Holdings Canada Inc., Brookfield Oaktree Holdings, LLC, OCG NTR Holdings, LLC, OCG NTR Holdings Sub LLC, Oaktree Capital Group Holdings GP, LLC, Brookfield Asset Management Ltd., Brookfield Asset Management ULC, Brookfield US Holdings Inc., Brookfield US Inc., Brookfield Property Master Holdings LLC, Brookfield Property Group LLC and Brookfield Public Securities Group Holdings LLC (collectively, the "Exiting Reporting Persons). This serves as an original filing for Brookfield Wealth Solutions Ltd., an exit filing for the Exiting Reporting Persons, and an amendment for all other reporting persons. Unless otherwise amended or supplemented by this Amendment No. 2, the information in the Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

This Schedule 13D and Amendment No. 2 relate to Class I common stock, par value $0.01 per share, Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, Class T common stock, par value $0.01 per share, Class C common stock, no par value per share, and Class E common stock, no par value per share (the "Shares") of Brookfield Real Estate Income Trust Inc., a Maryland corporation (the "Issuer"), having its principal executive offices at 225 Liberty Street, 8th Floor, New York, New York 10281.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Brookfield Corporation ("BCORP"), an Ontario corporation;
(ii) Brookfield Wealth Solutions Ltd. ("BNT"), a Bermuda corporation;
(iii) BUSI II-C L.P. ("BUSI II-C"), a Delaware limited partnership;
(iv) BUSI II GP-C LLC ("BUSI II-C GP"), a Delaware limited liability company;
(v) BIM Capital LLC ("BIM"), a Delaware limited liability company; and
(vi) Brookfield REIT Adviser LLC (the "Adviser"), a Delaware limited liability company.

Schedule I hereto, with respect to BCORP, and Schedule II hereto, with respect to BNT, set forth a list of all the directors and executive officers or persons holding equivalent positions (the "Scheduled Persons") of each such Reporting Persons and their respective principal occupation, address and citizenship.

BUSI II-C GP is the general partner of BUSI II-C. BCORP indirectly owns and controls BNT, BUSI II-C, BUSI II-C GP, BIM and the Adviser and is the ultimate beneficial owner of the shares directly held by BUSI II-C, BIM and the Adviser. BCORP and BNT have entered into a voting agreement as more fully discussed in Item 6 of this Schedule 13D.
Residence or business address:
The principal business address of BCORP is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.

The principal business address of BNT is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.

The principal business address of each of BUSI II-C, BUSI II-C GP, BIM and the Adviser is 225 Liberty Street, 8th Floor, New York, New York 10281.
Present principal occupation or employment: The principal business of BCORP is to deploy capital, allocated across three businesses of asset management, wealth solutions and operating businesses, on a value basis and compounding capital over the long term, and serving as a holder of common shares of Brookfield Holdings Canada Inc., an ownership interest in Brookfield Asset Management Ltd. ("BAM") and special tracking preferred shares and Class B senior preferred shares of Brookfield US Holdings Inc. The principal business of BNT is an insurance holding company. The principal business of BUSI II GP-C is performing the functions of, and serving as, the general partner of BUSI II-C. The principal business of BUSI II-C is performing the functions of, and serving as, an equity holder of the Issuer. The principal business of BIM is to serve as an intermediary vehicle to hold cash and securities for various funds that comprise the Public Securities Group of BAM. The principal business of the Adviser is performing the functions of, and serving as, the external adviser of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: Schedules I and II hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

BUSI II-C acquired the 30,606,146 Shares it directly holds as follows: (i) 26,862,938 Class I Shares issued upon the redemption of Class I-1 units ("OP Units") of Brookfield REIT Operating Partnership L.P. (the "Operating Partnership"), (ii) 2,353,305 Class E Shares issued upon the redemption of Class E OP Units, and (iii) 801,112 Class I Shares and 588,791 Class E Shares received upon the reinvestment of distributions pursuant to the Issuer's distribution reinvestment plan (the "DRIP").

BIM acquired the 74,789 Shares it directly holds as follows: (i) paying $716,701 in cash, funded from cash on hand, for 54,430 Class E Shares, and (ii) 20,359 Class E Shares received upon the reinvestment of distributions pursuant to the DRIP.

The Adviser acquired the 329,370 Shares it directly holds as follows: (i) 264,971 Class I Shares received as payment of management fees under the terms of the Advisory Agreement (as defined below), and (ii) 64,399 Class I Shares received upon the reinvestment of distributions pursuant to the DRIP.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following new paragraph:

On April 20, 2026, BCORP underwent an internal reorganization whereby BNT became a beneficial owner of the Issuer, and the Exiting Reporting Persons are no longer Reporting Persons of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Calculations of the percentage of Shares beneficially owned assumes that there were 91,466,994 Shares outstanding as of April 20, 2026.

As of April 20, 2026, (i) BUSI II-C directly holds 30,606,146 Shares, 27,664,050 of which are designated as Class I Shares and 2,942,096 of which are designated as Class E Shares; (ii) BIM directly holds 74,789 Shares, all of which are designated as Class E Shares; and (iii) the Adviser directly holds 329,370 Shares, all of which are designated as Class I Shares.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of each of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BUSI II-C, BIM, and the Adviser to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth below, none of the Reporting Persons have engaged in any transaction during the past 60 days from April 20, 2026 in any Shares. On January 29, 2026, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on January 29, 2026 and were paid on or about February 20, 2026. With respect to the Shares directly held by BUSI II-C, BIM and the Adviser, these distributions were reinvested in additional Class E Shares and Class I Shares, respectively, pursuant to the DRIP. On February 26, 2026, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on February 26, 2026 and were paid on or about March 20, 2026. With respect to the Shares directly held by BUSI II-C, BIM and the Adviser, these distributions were reinvested in additional Class E Shares and Class I Shares, respectively, pursuant to the DRIP. On March 30, 2026, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on March 30, 2026 and were paid on or about April 20, 2026. With respect to the Shares directly held by BUSI II-C, BIM and the Adviser, these distributions were reinvested in an additional Class E Shares and Class I Shares, respectively, pursuant to the DRIP. Pursuant to the terms of the Advisory Agreement, the Adviser has elected to receive its management fee to date in Shares of the Issuer. As payment of its management fee under the terms of the Advisory Agreement, on February 20, 2026, March 20, 2026 and April 20, 2026, the Issuer issued 105,895 Class I Shares, 106,210 Class I Shares and 105,505 Class I Shares, respectively, to the Adviser. On March 31, 2026, the Adviser redeemed 314,545 Class I Shares.
Other persons with the right to receive dividends or sale proceeds:
The information in Item 4 of this Schedule 13D is incorporated herein by reference.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

Voting Agreement

The Shares directly held by BUSI II-C and indirectly held by BNT are subject to a voting agreement between BCORP and BNT whereby BCORP and BNT agreed that all decisions to be made with respect to the voting of the Shares indirectly held by BNT and its subsidiaries will be made jointly by mutual agreement of the applicable BNT subsidiary and BCORP. The foregoing description of the voting agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which was attached hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following:

1. Joint Filing Agreement, dated April 22, 2026, among the Reporting Persons*
2. Voting Agreement, dated April 20, 2026, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd.*

*Filed herewith.

## Signatures
- BROOKFIELD CORPORATION: By: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal & Regulatory (04/22/2026)
- BROOKFIELD WEALTH SOLUTIONS LTD.: Seamus MacLoughlin, Seamus MacLoughlin, Secretary (04/22/2026)
- BUSI II-C L.P.: by its general partner, BUSI II GP-C LLC, By: /s/ Michelle Campbell, Michelle Campbell, Secretary (04/22/2026)
- BUSI II GP-C LLC: By: /s/ Michelle Campbell, Michelle Campbell, Secretary (04/22/2026)
- BIM CAPITAL LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (04/22/2026)
- BROOKFIELD REIT ADVISER LLC: By: /s/ Michelle Campbell, Michelle Campbell, Attorney-in-Fact (04/22/2026)